February 23, 2018
Board of Directors
Energy Transfer Partners, L.L.C.
8111 Westchester Drive, Suite 600
Dallas, TX 75225

Dear Directors:
We are providing this letter solely for inclusion as an exhibit to Energy Transfer Partners, L.P.’s (the “Partnership”) 2017 Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017, as set forth in our report dated February 23, 2018. As stated in Note 2 to those financial statements, the Partnership changed its accounting for inventory costing from the last-in, first-out (LIFO) method to the weighted average cost method for all legacy Sunoco Logistics Partners L.P. inventory. Note 2 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it more closely aligns with the accounting policies across the consolidated entity, given that the other entities are accounting for inventory costing using the weighted average cost method.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.
Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Partnership’s circumstances.

Sincerely,
/s/ GRANT THORNTON LLP
Dallas, Texas